Coral Gold Resources Ltd.
                        Suite 400 - 455 Granville Street
                             Vancouver, BC, V6C-1T1
                              Phone (604) 682-3701
                               Fax (604) 682-3600
                                www.coralgold.com
                                ir@coralgold.com

April 25, 2005                                Trading Symbols: TSX Venture - CGR
                                                               US;OTC.BB - CGREF


                                  NEWS RELEASE
                                  ------------

Coral  Gold  Resources  Ltd.  (the   "Company")  is  pleased  to  announce  that
exploratory drilling at its 100 % owned Robertson Property, located in eastern Lander County, NV, will commence within the next several weeks. An Amendment to the Plan of Operation covering a proposed 14-hole reverse circulation drilling program, was approved on April 21, 2005 by the Battle Mountain field office of the BLM. A total of 13,250 ft of drilling will test three main target areas. Planned hole depths will range between 500 ft and 1,200 ft.

A total of six exploratory RVC holes are proposed in the immediate vicinity of the current 39A Zone indicated mineral resource. Four holes, totaling 2,400 ft, are to be drilled in the southern portion of the zone and two holes totaling 1,850 ft are proposed for the northern projection of 39A mineralization. In addition, two holes, each 1,000-ft-deep, will be drilled immediately east of the 39A Zone, where mineralization appears to be trending eastward beneath the near-surface Gold Pan Zone indicated mineral resource.

In the near-surface Gold Pan Zone, the highest grades occur where the mainly east-west oriented mineralization is intersected by a set of subtle west-northwest trending structures. The occurrence of "deeper" stratiform 39A mineralization underlying the near-surface zone is suggested by intercepts in the only existing deep holes in the Gold Pan area, AT-1 and 99409. Both holes cut significant mineralization at or near the projected extension of the 39A Zone despite being poorly located to test for the deeper zone. Together, these features suggest good potential for discovering "deep" 39A-type mineralization. Four holes, totaling 4,600 ft, will be drilled in the Gold Pan Zone at potential structural intersections along the principal east-west zone of near-surface higher grade mineralization.

A potential westward extension of the stratiform 39A-type mineralization has been identified in the so-called distal target area, located immediately northwest of the 39A Zone. This mineralized area is currently defined by six RVC holes covering an area roughly 2,000 ft in a northwesterly direction by 900 ft in a southwesterly direction. Within this broad zone, the best results were returned by hole AT-3, which cut 75 ft averaging 0.061 oz Au/t, from 845 ft, followed by 50 ft averaging 0.02 oz Au/t, from 940 ft, and 20 ft averaging 0.082 oz Au/t, from 1,120 ft. Together with other holes in the area, the AT-3 intercepts suggest that gold mineralization in this zone is controlled by a north-striking structural trend. Two holes will be drilled in the "distal" target in the vicinity of AT-3 along the proposed structural trend to test for high-grade, fault-hosted gold in retrograde-altered hornfels strata. The two exploration holes will each be drilled to a depth of 1,200 ft.

The Company's consultant and qualified person is Mr. Robert McCusker, P. Geo., who has reviewed and verified the contents of this news release.

ON BEHALF OF THE BOARD OF
DIRECTORS


"Louis Wolfin"

------------------------------
Louis Wolfin,
Chief Executive Officer


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